SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)

                               SAFLINK Corporation
                        --------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                ---------------------------------------------
                         (Title of Class of Securities)

                                    786578302
                              --------------------
                                 (CUSIP Number)

                                  Andrew Wilder
                             Chief Operating Officer
                             North Sound Capital LLC
                           53 Forest Avenue, Suite 202
                             Old Greenwich, CT 06870
                                 (203) 967-5750
          -------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 23, 2005
        --------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).

        North Sound Capital LLC (1)
------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group (See Instructions)

        (a) [X]
        (b) [ ]
-------------------------------------------------------------------------------

3. SEC Use Only

-------------------------------------------------------------------------------
4. Source of Funds (See Instructions) OO

------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

-------------------------------------------------------------------------------
6. Citizenship or Place of Organization
        Delaware
-------------------------------------------------------------------------------

   Number of          7.       Sole Voting Power
     Shares                     9,440,922
  Beneficially        ---------------------------------------------------------
    Owned By          8.       Shared Voting Power
     Each                       0
   Reporting          ---------------------------------------------------------
     Person           9.       Sole Dispositive Power
      With                      9,440,922

-------------------------------------------------------------------------------
10. Shared Dispositive Power
        0
-------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person
        9,440,922
-------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)
        12.0%
-------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)
        CO
-------------------------------------------------------------------------------

(1) North Sound Capital LLC may be deemed the beneficial owner of the shares in its capacity as the managing member of North Sound Legacy Institutional Fund LLC and the investment advisor of North Sound Legacy International Ltd. (the "Funds"), who are the holders of such shares. Effective as of April 30, 2005, North Sound Legacy Fund LLC transferred all of its assets and liabilities to North Sound Legacy Institutional Fund LLC. As the managing member or the investment advisor, respectively, of the Funds, North Sound Capital LLC has voting and investment control with respect to the shares of common stock held by the Funds. The ultimate managing member of North Sound Capital LLC is Thomas McAuley.

1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).
        North Sound Legacy International Ltd.
-------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) [X]
         (b) [ ]
-------------------------------------------------------------------------------
3. SEC Use Only

-------------------------------------------------------------------------------
4. Source of Funds (See Instructions) OO

-------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

-------------------------------------------------------------------------------
6. Citizenship or Place of Organization
        British Virgin Islands
-------------------------------------------------------------------------------

   Number of          7.       Sole Voting Power
     Shares                     0
  Beneficially        ---------------------------------------------------------
    Owned By          8.       Shared Voting Power
     Each                       4,797,750
   Reporting          ---------------------------------------------------------
     Person           9.       Sole Dispositive Power
      With                      0

-------------------------------------------------------------------------------
10. Shared Dispositive Power
        4,797,750
-------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person
        4,797,750
------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)
                6.1%
------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)
         CO

------------------------------------------------------------------------------

1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).
        North Sound Legacy Institutional Fund LLC
------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) [X]
         (b) [ ]
-------------------------------------------------------------------------------
3. SEC Use Only

-------------------------------------------------------------------------------
4. Source of Funds (See Instructions)
        OO
-------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

------------------------------------------------------------------------------
6. Citizenship or Place of Organization
        Delaware
-------------------------------------------------------------------------------

   Number of          7.       Sole Voting Power
     Shares                     0
  Beneficially        ---------------------------------------------------------
    Owned By          8.       Shared Voting Power
     Each                       4,643,172
   Reporting          ---------------------------------------------------------
     Person           9.       Sole Dispositive Power
      With                      0

-------------------------------------------------------------------------------
10. Shared Dispositive Power
        4,643,172
-------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person
        4,643,172
-------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

-------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
        5.1%
-------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
        CO
-------------------------------------------------------------------------------

                               Introduction

         This Amendment No. 4 to Schedule 13D is being filed by North Sound Capital LLC, a Delaware limited liability company ("North Sound" or the "Reporting Person"), with respect to its beneficial ownership of shares of common stock, par value $0.01 per share, of SAFLINK Corporation (the "Issuer"). The Reporting Person filed a Schedule 13D on August 1, 2002, Amendment No. 1 to
Schedule 13D on September 12, 2002, Amendment No. 2 to Schedule 13D on February 24, 2003 and Amendment No. 3 to Schedule 13D on August 16, 2004.

Item 1.  Security and Issuer

         This statement relates to the Common Stock of SAFLINK Corporation. The Issuer's executive offices are located at 777 108th Avenue, NE Suite 2100, Bellevue, Washington 98004.

Item 2.    Identity and Background

         This statement is filed by North Sound Capital LLC, a Delaware limited liability company; North Sound Legacy International Ltd., a British Virgin Islands corporation; and North Sound Legacy Institutional Fund LLC, a Delaware limited liability company (collectively with the Reporting Person, the "Reporting Persons"). The Reporting Persons are principally engaged in making investments. The address of the principal business office of each of the Reporting Persons is 53 Forest Avenue, Suite 202, Old Greenwich, Connecticut 06870. During the last five years, none of the Reporting Persons nor any executive officer or director of any of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons nor any executive officer or director of any of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or findings of any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         Not applicable.

Item 4.  Purpose of Transaction

         The Reporting Persons have not effected any transaction of the Issuer's securities except as disclosed in Item 6 of this Amendment No. 4 to Schedule 13D.

         Except as may be provided herein, the Reporting Person does not have any other plans or proposals which would result in: (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Company or any of its subsidiaries; (ii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iii) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (iv) any material change in the present capitalization or dividend policy of the Company; (v) any other material change in the Company's business or corporate structure, (vi) any changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (vii) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (viii) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (ix) any action similar to any of those enumerated above.

Item 5.    Interest in Securities of the Issuer

         1. North Sound Capital LLC

                  (a) Amount beneficially owned: 9,440,922 shares of Common
                        Stock.

                  (b) Percent of Class:12.0%

                  (c) Number of shares as to which such person has:

                           (i) sole power to vote or direct the vote: 9,440,922

                           (ii) shared power to vote or direct the vote: 0

                           (iii) sole power to dispose or direct the disposition
                                of: 9,440,922

                           (iv) shared power to dispose or direct the
                                disposition of: 0

         2. North Sound Legacy International Ltd.

                  (a) Amount beneficially owned: 4,797,750 shares of Common
                        Stock.

                  (b) Percent of Class:6.1%

                  (c) Number of shares as to which such person has:

                           (i) sole power to vote or direct the vote: 0

                           (ii) shared power to vote or direct the vote:
                                4,797,750

                           (iii) sole power to dispose or direct the disposition
                                of: 0

                           (iv) shared power to dispose or direct the
                                disposition of: 4,797,750

         3. North Sound Legacy Institutional Fund LLC

                  (a) Amount beneficially owned: 4,643,172 shares of Common
                        Stock.

                  (b) Percent of Class:5.1%

                  (c) Number of shares as to which such person has:

                           (i) sole power to vote or direct the vote: 0

                           (ii) shared power to vote or direct the vote:
                                4,643,172

                           (iii) sole power to dispose or direct the disposition
                                of: 0

                           (iv) shared power to dispose or direct the
                                disposition of: 4,643,172

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

             On June 18, 2002, North Sound Legacy International Ltd., North Sound Legacy Institutional Fund LLC and North Sound Legacy Fund LLC entered into equity basket swap agreements with each of two banks under which, one bank purchased a total of 600,000 shares of Common Stock at $1.61 per share and the other bank purchased a total of 460,000 shares of Common Stock at $1.63 per share. Effective as of April 30, 2005, North Sound Legacy Fund LLC transferred all of its assets and liabilities to North Sound Legacy Institutional Fund LLC. Effective as of June 23, 2005, the equity swap agreement relating to the 460,000 shares of Common Stock was terminated and a new equity swap agreement was entered into with the same bank on substantially similar terms for the same number of shares. The interests of North Sound Legacy International and North Sound Legacy Institutional are, respectively, with respect to the first bank, 329,858 shares and 270,142 shares, and, with respect to the new equity swap agreement with the second bank, 252,891 shares and 207,109 shares. Pursuant to the agreements, each of the funds will pay the banks the notional amount of their respective baskets, which is defined as: (# of shares X purchase price) X an agreed interest rate. In exchange for paying the interest rate on the notional amount, each of the funds will receive any price appreciation on their respective basket of securities and will pay any price depreciation on the basket of securities. The Reporting Persons do not have any beneficial ownership of the securities underlying the equity swap agreements.

             On November 24, 2003, North Sound Legacy International, North Sound Legacy Institutional and North Sound Legacy entered into an equity basket swap agreement as described in Amendment No. 3 to Schedule 13D filed on August 16, 2004. Effective as of April 30, 2005, North Sound Legacy Fund LLC transferred all of its assets and liabilities to North Sound Legacy Institutional Fund LLC.

         To the knowledge of the Reporting Persons on the date hereof, except to the extent set forth herein, in the Schedule 13D filed on August 1, 2002, Amendment No. 1 to Schedule 13D filed on September 12, 2002, Amendment No. 2 to
Schedule 13D filed on February 24, 2003 and Amendment No. 3 to Schedule 13D filed on August 16, 2004, the Reporting Persons do not have any other contracts, arrangements, understandings or relationship (legal or otherwise) with any person with respect to securities issued by the Company, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, divisions or profits or loss or the giving or withholding of proxies.



Item 7.    Material to be Filed as Exhibits

Exhibit 1         Joint Filing Agreement.

                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 24, 2005
                             NORTH SOUND CAPITAL LLC

                                        By:     /s/Andrew Wilder
                                                -----------------
                                        Name:   Andrew Wilder
                                        Title:  Chief Operating Officer


                             NORTH SOUND LEGACY INTERNATIONAL LTD.
                                        By: NORTH SOUND CAPITAL LLC
                                        Its Investment Advisor

                                        By:     /s/Andrew Wilder
                                                -----------------
                                        Name:   Andrew Wilder
                                        Title:  Chief Operating Officer


                             NORTH SOUND LEGACY INSTITUTIONAL FUND LLC
                                        By: NORTH SOUND CAPITAL LLC
                                        Its Manager

                                        By:     /s/Andrew Wilder
                                                -----------------
                                        Name:   Andrew Wilder
                                        Title:  Chief Operating Officer

                                    EXHIBIT A
                             JOINT FILING AGREEMENT

This Agreement is filed as an exhibit to this Amendment No. 4 to Schedule 13D being filed by North Sound Capital LLC, North Sound Legacy International Ltd. and North Sound Legacy Institutional Fund LLC in compliance with Rule 13d-1(k) of the Securities and Exchange Commission, which requires an agreement in writing indicating that the Schedule 13D to which this Agreement is attached is filed on behalf of the below-named companies, that they are each responsible for the timely filing of the Schedule 13D and any amendments thereto and for the completeness and accuracy of the information concerning such persons contained therein.


Dated:  June 24, 2005

                             NORTH SOUND CAPITAL LLC

                                        By:     /s/Andrew Wilder
                                                -----------------
                                        Name:   Andrew Wilder
                                        Title:  Chief Operating Officer


                             NORTH SOUND LEGACY INTERNATIONAL LTD.
                                        By: NORTH SOUND CAPITAL LLC
                                        Its Investment Advisor

                                        By:     /s/Andrew Wilder
                                                -----------------
                                        Name:   Andrew Wilder
                                        Title:  Chief Operating Officer


                             NORTH SOUND LEGACY INSTITUTIONAL FUND LLC
                                        By: NORTH SOUND CAPITAL LLC
                                        Its Manager

                                        By:     /s/Andrew Wilder
                                                -----------------
                                        Name:   Andrew Wilder
                                        Title:  Chief Operating Officer